Exhibit 21

RAYTHEON COMPANY SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Ownership Percentage
—	—	—

In accordance with Item 601(b)(21) of Regulation S-K, the Company has omitted from this Exhibit the names of its subsidiaries which, considered in the aggregate or as a single subsidiary, do not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X. The following consolidated wholly-owned subsidiaries, considered in the aggregate, would constitute a significant subsidiary but are excluded from the above table because they are deemed to be in the same line of business: Raytheon Technical Services Company LLC, a Delaware limited liability company, and Raytheon Systems Limited, a company organized in England.